UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of June 2005

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBIT INDEX
Ex-1.1 Audited consolidated financial statements of the Company for the year ended December 31,2004.

1. Other Events

Audited consolidated financial statements

The board of directors of China Yuchai International Limited (the “Company”) has approved the Company’s consolidated financial statements for the year ended December 31, 2004. Such financial statements have been audited by the Company’s independent public accountants, which issued an unqualified audit report thereon. Such financial statements, together with accompanying audit report, are included as Exhibit 1.1 to this Report on Form 6-K.

Conversion of convertible bonds

The $25 million convertible bonds issued by the Company in February 2005 have been fully converted by the holders thereof. The Company has accordingly issued 1,927,673 ordinary shares to such holders, thereby increasing the Company’s issued and outstanding shares of common stock from 35,340,000 ordinary shares to 37,267,673 ordinary shares.

Annual general meeting

The Company’s annual general meeting for 2005 is scheduled to be held on July 22, 2005, at 9.30 a.m. in Hong Kong. The record date for such meeting will be June 29, 2005. An agenda and form of proxy for such meeting will be distributed prior to the meeting.

2. Exhibits

1.1	Audited consolidated financial statements of the Company for the year ended December 31, 2004.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: June 17, 2005

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Philip Ting Sii Tien
	Name:	Philip Ting Sii Tien
	Title:	Chief Financial Officer and Director

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EXHIBIT INDEX

1.1	Audited consolidated financial statements of the Company for the year ended December 31, 2004.

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